                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              ____________________


                          CONCORD COMMUNICATIONS, INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   206186108
                     (CUSIP Number of Class of Securities)

                               December 31, 1998
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         [x]  Rule 13d-1(b)

                         [ ]  Rule 13d-1(c)

                         [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13G
===============================================================================


  CUSIP NO. 206186108
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Ameritech Pension Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      163,300 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      1.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      EP

------------------------------------------------------------------------------

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Item 1(a).   Name of Issuer:
             ---------------

             Concord Communications, Inc.

Item 1(b).   Address of Issuer's Principal Executive Officers:
             ------------------------------------------------

             33 Boston Post Road West
             Marlboro, MA  01752

Item 2(a).   Name of Person Filing:
             ---------------------

             Ameritech Pension Trust

Item 2(b).   Address of Principal Business Office:
             ------------------------------------

             c/o Ameritech Corporation
             Attn: Director - Investment Administration and Operations 225 W. Randolph St.
             HQ13A
             Chicago, Illinois 60606

Item 2(c).   Citizenship:
             -----------

             Massachusetts

Item 2(d).   Title of Class of Securities:
             ----------------------------

             Common Stock, par value $.01 per share

Item 2(e).   CUSIP Number:
             ------------

             206186108

Item 3.      If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b),
             ------------------------------------------------------------------
             check whether the person filing is a:
             ------------------------------------

             (a)    [_]    Broker or Dealer registered under section 15 of the
                           Act

             (b)    [_]    Bank as defined in section 3(a)(6) of the Act

             (c)    [_]    Insurance company as defined in section 3(a)(19) of
                           the Act

             (d)    [_]    Investment company registered under section 8 of
                           the Investment Company Act of 1940

             (e)    [_]    An investment adviser in accordance with
                           (S) 240.13d-1(b)(1)(ii)(E)

         (f) [x] An employee benefit plan in accordance with
                 (S) 240.13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with
                 (S) 240.13d-1(b)(ii)(G)

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j) [ ] Group, in accordance with (S) 240.13d-1(b)(ii)(J)

Item 4.  Ownership:
         ----------

         (a)   Amount beneficially owned:                    163,300 shares of
                                                             Common Stock

         (b)   Percent of class                                      1.3%

         (c)   Number of shares as to which such person has:

               (i) Sole power to vote or direct the vote*:           -0-

               (ii) Shared power to vote or to direct the vote:      -0-

               (iii) Sole power to dispose or to direct the
               disposition of:                                       -0-

               (iv) Shared power to dispose or to direct the
               disposition of:                                       -0-

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         With this filing, the Reporting Person states that it owns less than five percent of the Common Stock of the Issuer.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         ---------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:
         ---------------------------------------------------------

         Not applicable.


Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         -------------

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE
                                   ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              AMERITECH PENSION TRUST


                              By: /s/ Susan E. Manske
                                  -----------------------------------
                                  Name:  Susan E. Manske
                                  Title: Chief Investment Officer
                                         Ameritech Corporation


                              Dated: February 10, 1999